

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 20, 2016

Norman George
President and Director
6666 Harwin, Suite 664
Houston, TX 77036

> **Re:** **SW Innovative Holdings, Inc.**
> **Offering Statement on Form 1-A**
> **Response dated December 15, 2016**
> **File No. 024-10641**

Dear Mr. George:

We have reviewed your offering statement and have the following comment. In our comment, we may ask you provide us with information so we may better understanding your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

General

1. In response to our prior comment 1 from our letter dated December 14, 2016, we note your response and Form 1-Z both filed December 15, 2016. However, this Form 1-Z references commission file number 024-10427, rather than Form 1-A file number 024-10544 filed April 20, 2016 and qualified May 20, 2016. Please refile your Form 1-Z to reference the Form 1-A that you intend to terminate.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications